UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NANOSPHERE, INC.

(Name of Subject Company)

Nanosphere, Inc.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

63009F204

(CUSIP Number of Class of Securities)

Michael K. McGarrity, President and Chief Executive Officer

Nanosphere, Inc.

4088 Commercial Avenue

Northbrook, Illinois 60062

(847) 400-9000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Blake Hornick

Seyfarth Shaw LLP

620 Eighth Avenue

New York, New York 10018

(212) 218-3338

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2016 (as amended, the “Schedule 14D-9”), relating to the tender offer by Commodore Acquisition, Inc., a Delaware corporation, a wholly-owned subsidiary of Luminex Corporation, a Delaware corporation (“Luminex”), to purchase all shares of common stock of Nanosphere, Inc., a Delaware corporation (the “Company”), par value $0.01 per share (each, a “Share”), other than the Shares owned by Luminex or its affiliates, that are issued and outstanding, at a price of $1.70 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (as it may be amended or supplemented from time to time, the “Offer to Purchase”), pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), in each case filed by the Purchaser or Luminex with the SEC on June 2, 2016.

This Amendment No. 2 should be read together with the Schedule 14D-9 as filed with the SEC on June 2, 2016 and Amendment No. 1 to the Schedule 14D-9 as filed with the SEC on June 3, 2016 and is being filed to amend and supplement the Schedule 14D-9 as reflected below.

1.	Item 3 is hereby amended and supplemented as set forth below:

The information set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Directors and Executive Officers—Aggregate Amounts of Potential Compensation;” is hereby amended by inserting after the last paragraph of such Section the following new paragraph:

“In addition to the compensation payable to our executive officers set forth in the table above, Mr. McGarrity owns an additional 23,792 Shares and Ms. Moinuddin owns an additional 8 Shares for which they will receive an additional $40,446.40 and $13.60, respectively, as consideration for such Shares if the Offer and Merger are completed.

The table below sets forth the consideration payable to directors of the Company related to the transactions contemplated by the Merger Agreement. If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a “change of control” under the terms of stock option and restricted stock awards held by these directors, pursuant to which vesting of the stock options and restricted stock awards will accelerate upon completion of the Offer.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the Offer was consummated on June 2, 2016, and (ii) the Offer Price is $1.70 per Share.

Name	Stock Options ($)(1)	Restricted Stock ($)(2)	Total ($)
Gene Cartwright	200	17,000	17,200
Erik Holmlin	200	17,000	17,200
Lorin J. Randall	200	17,000	17,200
Michael J. Ward	200	17,000	17,200

(1)	Represents the value of 10,000 outstanding restricted stock awards that will vest for each director upon consummation of the Transactions at the $1.70 per Share purchase price.

(2)	Represents the value of 10,000 outstanding options to purchase common stock at an exercise price of $1.68 per Share that will vest and be cancelled for each director for $0.02 per share upon consummation of the Transactions at the $1.70 per Share purchase price.

Except as described above, no directors or executive officers of the Company will receive any compensation or payments in connection with the completion of the Transactions contemplated by the Merger Agreement.”

2.	Item 4. is hereby amended and supplemented as set forth below:

The information set forth in “Item 4. The Solicitation or Recommendation—Background of the Transactions; Reasons for the Recommendation of the Board—Background of the Transactions;” is hereby amended by inserting after the last paragraph of such Section the following new disclosure:

“Certain Financial Projections

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance or results of operations given the inherent unpredictability of underlying assumptions and projections. However, management prepares and updates periodically long-range financial projections for use by management and the Board in evaluating the Company’s operations and potential strategic alternatives. In the Company’s first fiscal quarter of 2016, management updated its long-range financial projections for the fiscal years 2016 through 2020 (referred to herein as the “Projections”). A summary of the Projections was prepared in connection with the evaluation of the Transactions and the Offer Price and was provided to and reviewed with the Board, and also was provided to the Company’s financial advisor.

The summary of the Projections set forth below is included solely to give the Company’s stockholders access to certain non-public information considered by the Board and provided to the Company’s financial advisor, and is not included in this Schedule 14D-9 in order to influence any stockholder of the Company to decide to tender Shares or for any other purpose, including whether or not to seek appraisal rights with respect to Shares. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). The Projections included non-GAAP financial measures under SEC rules, including the Company’s adjusted earnings before interest expense, interest income, income taxes, depreciation and amortization (“Adjusted EBITDA”). This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections reflect management’s subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by the Projections. The Projections reflected management’s views about future events at the time the Projections were made and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on the Projections. The Company’s actual results may differ materially from those anticipated in the Projections as a result of various factors, including, but not limited to, those factors listed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 under the headings “Forward-Looking Statements” and “Risk Factors” and in the Company’s Schedule 14D-9 as filed with the SEC on June 2, 2016 under the heading “Cautionary Note Regarding Forward-Looking Statements”. The Projections cannot, therefore, be considered a guaranty of future operating results, and they should not be relied upon as such.

The inclusion of the summary of the Projections should not be regarded as an indication that the Company, Purchaser or any of their respective affiliates, advisors or other representatives then considered, or now considers, such Projections to be material information of the Company or necessarily predictive of actual future events, and this information should not be relied upon as such. The Company views the Projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. Neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update or revise the Projections.

The Projections summarized below should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions. Further, the Projections do not take into account the effect of any failure of the Transactions to be consummated and should not be viewed as doing so. Stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

Financial Projections

(dollars in millions)
	2016E	2017E	2018E	2019E	2020E
Total Revenue	$31.6	$45.7	$63.9	$89.5	$125.3

Cost of Product Sales	16.1	20.6	25.6	31.3	37.6
Gross Profit	$15.6	$25.1	$38.4	$58.2	$87.7
Gross Margin	49.2%	55.0%	60.0%	65.0%	70.0%

Costs & Expenses
R&D	$12.2	$15.0	$17.2	$20.2	$21.3
Selling and Marketing	11.1	14.0	18.0	20.2	23.0
General & Administrative	8.9	9.4	9.6	9.8	10.1
Other Operating Expenses (non-cash)	3.3	3.5	2.8	2.9	3.0
Total Costs & Expenses	$35.5	$42.0	$47.6	$53.2	$57.4
Income (Loss) from Operations	$(19.9)	$(16.8)	$(9.3)	$5.0	$30.3

Interest Expense	(4.3)	(4.7)	(4.7)	(4.7)	(4.7)
Total Other Income (Expense)	$(4.3)	$(4.7)	$(4.7)	$(4.7)	$(4.7)
Net Income (Loss)	$(24.2)	$(21.6)	$(14.0)	$0.3	$25.6

Cash Flows From Operating Activities
Net Income (Loss)	$(24.2)	$(21.6)	$(14.0)	$0.3	$25.6
Changes in Accounts Receivable	1.3	2.5	1.5	1.5	4.2
Changes in Inventory	1.0	1.7	1.7	1.9	4.2
Changes in Intangibles and Other Assets	(0.2)	—	—	—	—
Changes in Accounts Payable	0.2	(0.4)	(0.9)	(0.9)	(1.0)
Changes in Other Liabilities	(0.4)	(0.8)	(1.9)	(1.9)	(2.1)
Changes in Accrued Compensation	(0.8)	(1.4)	(0.2)	(0.2)	(0.3)
Other	(1.9)	(3.4)	(0.4)	(0.8)	(9.8)
Depreciation, Amortization (Including Debt Discount), Share-Based Compensation	4.7	4.5	3.8	4.0	4.0
Total Cash Flows From Operating Activities	(20.3)	(18.7)	(10.3)	3.8	24.7

Cash Flows From Investing Activities
Capex	(2.6)	(2.0)	(2.0)	(2.0)	(2.0)
Total Cash Flows From Investing Activities	(2.6)	(2.0)	(2.0)	(2.0)	(2.0)

Cash Flows From Financing Activities
Debt paydown	—	—	(3.3)	(10.9)	(8.7)
Debt (Tranche 2 and 3)	10.0	—	—	—	—
Total Cash Flows From Financing Activities	10.0	—	(3.3)	(10.9)	(8.7)
	—	—	—	—	—
Net Increase (decrease) in Cash	(12.9)	(20.7)	(15.7)	(9.1)	14.0
Beginning Cash Balance	14.1	1.2	(19.6)	(35.2)	(44.3)
Ending Cash Balance	1.2	(19.6)	(35.2)	(44.3)	(30.3)

The table below sets forth a reconciliation of income (loss) from operations, and net income (loss) to Adjusted EBITDA included in the Projections. The Company uses Adjusted EBITDA, which is a non-GAAP financial measure. Adjusted EBITDA is defined as net income (loss) plus interest expense, depreciation, amortization and share-based compensation. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP in the Company’s periodic reports on Forms 10-Q and 10-K that it files with the SEC. The Company uses this non-GAAP financial measure for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that Adjusted EBITDA provides useful information about operating results, enhances the overall understanding of past financial performance and future prospects, and allows for greater transparency with respect to key metrics used by management and the Board in decision making. The Company also believes that this measure provides useful information to investors regarding the Company’s operating performance and its capacity to incur and service debt and fund capital expenditures and that this measure is used by many investors, analysts and rating agencies as a measure of performance. The non-GAAP financial measure set forth in the table below may be different from the measures used by other companies.

(dollars in millions)
	2016E	2017E	2018E	2019E	2020E
Income (Loss) from operations	$(19.9)	$(16.8)	$(9.3)	$5.0	$30.3
Interest Expense	(4.3)	(4.7)	(4.7)	(4.7)	(4.7)
Net Income (Loss)	(24.2)	(21.6)	(14.0)	0.3	25.6
Interest Expense	4.3	4.7	4.7	4.7	4.7
Depreciation and Amortization	3.3	3.1	2.4	2.6	2.6
Share-Based Compensation	1.3	1.4	1.4	1.4	1.4
Adjusted EBITDA	(15.2)	(12.3)	(5.5)	9.0	34.3

The Projections were prepared assuming the Company obtained the necessary capital resources to remain an independent business enterprise, without regard to the report of the Company’s independent registered public accounting firm on the Company’s 2015 financial statements that contained an explanatory paragraph regarding the Company’s ability to continue as a going concern, and based on the following assumptions:

•	estimated revenues were based on a historical and projected analysis of new customer adoption of the Company’s products, average usage of tests and average sell price, as well as conversion of system revenue from purchase or rental;

•	research & development, sales and marketing expenses would accelerate to support growth of expanding customer base and products and product engineering, and to address additional investments by competitors;

•	the Company would draw the remaining $5 million available under its term loan facility and would otherwise remain fully in compliance with all of the covenants of such facility; and

•	the Company would raise at least an additional $50 million of capital (although this assumption and its related impact on the Company, including the expected significant dilutive effects from such capital raise, was not reflected in the Projections because, among other things, the terms and timing of such additional capital, if any, was uncertain).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2016

Nanosphere, Inc.

By:	/s/ Michael McGarrity

Name:	Michael McGarrity
Title:	President and Chief Executive Officer